Exhibit 107

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

Marti Technologies, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$1,443,748.90	$147.60 per $1,000,000	$213.10
Fees Previously Paid	-		-
Total Transaction Valuation	1,443,748.90		-
Total Fees Due for Filing			$213.10
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$213.10

The transaction valuation is estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 14,437,489 warrants for a purchase price of $0.10 per Warrant, for a transaction valuation of $1,443,748.90.